UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

TRIAN ACQUISITION I CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

89582E 10 8
(CUSIP Number)
BRIAN L. SCHORR, ESQ. EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,155,767
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,155,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,155,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%*
14	TYPE OF REPORTING PERSON IN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,155,767
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,155,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,155,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%*
14	TYPE OF REPORTING PERSON IN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,155,767
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,155,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,155,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%*
14	TYPE OF REPORTING PERSON IN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,049,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,049,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,049,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON PN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,049,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,049,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON _ 2,049,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON OO

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 469,110
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 469,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON PN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,457,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,457,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,457,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%*
14	TYPE OF REPORTING PERSON PN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,566
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,566
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON PN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,042 __
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON PN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,926,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,926,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,926,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON OO

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,926,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,926,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,926,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON PN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,566
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,566
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON OO

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON OO

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON PN

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Acquisition I, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 26-1291812
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,106,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,106,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,106,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%*
14	TYPE OF REPORTING PERSON OO

* These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Trian Acquisition I Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 280 Park Avenue, New York, New York 10017.

Item 2. Identity and Background

The persons filing this statement are Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP LLC”), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II”), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership (“Parallel Fund II GP”), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company (“Parallel Fund II GP LLC”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”), and Trian Acquisition I, LLC, a Delaware limited liability company (the “Sponsor” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America,  and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons”). The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore and Trian Offshore.  Parallel Fund I GP LLC is the general partner of Parallel Fund I. Parallel Fund II GP LLC is the general partner of Parallel Fund II GP, which is the general partner of Parallel Fund II.  Trian Management GP is the general partner of Trian Management, which serves as (i) the management company for Trian Onshore, Trian Offshore, Parallel Fund I and Parallel Fund II and (ii) the investment manager for a separate account owned by TCMG-MA, LLC (the “Separate Account”), an indirect subsidiary of Triarc Companies, Inc. (“Triarc”). Trian Management has full discretion and authority to make all investment and voting decisions in respect of the Separate Account. Each of Trian GP LLC, Parallel Fund I GP LLC, Parallel Fund II GP LLC, Trian Management GP and the Sponsor are owned and controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I and Parallel Fund II is primarily engaged in the business of investing in securities. Trian GP is primarily engaged in the business of serving as the general partner of Trian Onshore and Trian Offshore. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund I GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund I. Parallel Fund II GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund II GP, which is primarily engaged in the business of serving as the general partner of Parallel Fund II.  Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and as investment manager for the Separate Account. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.  The Sponsor is primarily engaged in the business of investing in securities of the Issuer and assisting the Issuer in pursuing a business combination.

Nelson Peltz’s present principal occupation or employment is (i) serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account, and (ii) serving as Chairman of the Issuer.  Peter W. May’s present principal occupation or employment is (i) serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account, and (ii) serving as Vice Chairman and a director of the Issuer.  Edward P. Garden’s present principal occupation or employment is (i) serving as Vice Chairman and a founding partner of Trian Management and, as such, managing the investments of Trian GP, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account, and (ii) serving as President, Chief Executive Officer and a director of the Issuer.

None of the Filing Persons, nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

During the period from September 29, 2008 through October 9, 2008, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account purchased an aggregate of 2,049,100 Shares.  As of 4:00 p.m., New York City time, on October 9, 2008, the aggregate purchase price of such Shares was $8.64.  The source of the funding for the purchase of such Shares was the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

The purpose of the acquisitions of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course business and not for the purpose of acquiring control of the Issuer.  The Filing Persons intend to review their investment in the Issuer on a continuing basis.  The Filing Persons currently intend to increase their investment in the Issuer through the purchase of Shares, units and/or warrants, either in the open market or in privately-negotiated transactions.  Future acquisitions of securities of the Issuer will depend, among other things, on market and economic conditions, the Filing Persons’ overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Filing Persons will acquire additional securities of the Issuer.  The Filing Persons reserve the right to change their current plans and intentions, which may include a decision not to acquire additional securities of the Issuer or to sell some or all of their Shares, units or warrants in the open market, in private transactions, or otherwise.

Except as set forth in this Item 4, the Filing Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on October 9, 2008, the Filing Persons beneficially owned, in the aggregate, 23,155,767 Shares, representing approximately 20.1% of the Issuer’s outstanding Shares (based upon the 115,000,000 Shares stated by the Issuer to be outstanding as of August 1, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Sponsor beneficially and directly owns and has sole voting power and sole dispositive power with regard to 469,110, 1,457,010, 40,566, 9,042 and 21,106,667 Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Beneficial ownership of 73,372 Shares that are directly held in the Separate Account is further described below.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore and Trian Offshore (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Trian Onshore and Trian Offshore directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund II directly and beneficially owns.  Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that the Separate Account directly owns. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Sponsor (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that the Sponsor directly owns.  Each of Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on October 9, 2008.

(d) Except for the Filing Persons, and Triarc with respect to the Separate Account, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as described herein and in the Issuer’s Registration Statement on Form S-1 (Registration No. 333-147094), none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.      Joint Filing Agreement of the Filing Persons

Common Stock:  CUSIP No. 89582E 10 8

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2008
TRIAN PARTNERS GP, L.P.

By:	Trian Partners General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS, L.P.

By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

Common Stock:  CUSIP No. 89582E 10 8

TRIAN PARTNERS PARALLEL FUND I, L.P.

By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By:	Trian Partners Parallel Fund II GP, L.P. its general partner
By:	Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By:	Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

Common Stock:  CUSIP No. 89582E 10 8

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN FUND MANAGEMENT, L.P.

By:	Trian Fund Management GP, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN ACQUISITION I, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

NELSON PELTZ
NELSON PELTZ

PETER W. MAY
PETER W. MAY

EDWARD P. GARDEN
EDWARD P. GARDEN

Common Stock:  CUSIP No. 89582E 10 8

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Trian Acquisition I Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 9th day of October 2008.

TRIAN PARTNERS GP, L.P.

By:	Trian Partners General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS, L.P.

By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

Common Stock:  CUSIP No. 89582E 10 8

TRIAN PARTNERS PARALLEL FUND I, L.P.

By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By:	Trian Partners Parallel Fund II GP, L.P., its general partner
By:	Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By:	Trian Partners Parallel Fund II GeneralPartner, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

Common Stock:  CUSIP No. 89582E 10 8

TRIAN FUND MANAGEMENT, L.P.

By:	Trian Fund Management GP, LLC, its general partner

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN ACQUISITION I, LLC

By:	EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

NELSON PELTZ
NELSON PELTZ

PETER W. MAY
PETER W. MAY

EDWARD P. GARDEN
EDWARD P. GARDEN

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 9, 2008.  Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Partners Master Fund, L.P.	9/29/08	24,946	8.82	Purchase
	9/30/08	45,684	8.86	Purchase
	10/1/08	178,167	8.89	Purchase
	10/7/08	248,751	8.57	Purchase
	10/8/08	710,711	8.59	Purchase

Trian Partners, L.P.	9/29/08	7,994	8.82	Purchase
	9/30/08	14,641	8.86	Purchase
	10/1/08	57,105	8.89	Purchase
	10/7/08	80,164	8.57	Purchase
	10/8/08	229,042	8.59	Purchase

Trian Partners Parallel Fund I, L.P.	9/29/08	675	8.82	Purchase
	9/30/08	1,237	8.86	Purchase
	10/1/08	4,827	8.89	Purchase
	10/7/08	6,964	8.57	Purchase
	10/8/08	19,899	8.59	Purchase

Trian Partners Parallel Fund II, L.P.	9/29/08	150	8.82	Purchase
	9/30/08	275	8.86	Purchase
	10/1/08	1,073	8.89	Purchase
	10/7/08	1,553	8.57	Purchase
	10/8/08	4,438	8.59	Purchase

TCMG-MA, LLC	9/29/08	1,235	8.82	Purchase
	9/30/08	2,263	8.86	Purchase
	10/1/08	8,828	8.89	Purchase
	10/7/08	12,568	8.57	Purchase
	10/8/08	35,910	8.59	Purchase